Exhibit 99.1

Skeena Files Updated Feasibility Study

Technical Report for Eskay Creek

Vancouver, BC (December 22, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce that it has filed a detailed Technical Report (the “Report”) for the November 2023 Updated Feasibility Study at its 100% owned Eskay Creek Gold-Silver Project (“Eskay Creek” or the “Project”) in the Golden Triangle of Northwest British Columbia.

The Report is titled “NI 43-101 Technical Report on Updated Feasibility Study” and is compliant with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The key highlights from the Report were initially announced by press release on November 14, 2023, and are summarized below. A copy of the full report is available on Skeena’s website and has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. The Company directs everyone to the filed technical report for details on the Updated Feasibility Study.

Eskay Creek 2023 Updated Feasibility Study Highlights:

•	After-tax net present value (“NPV”)(5%) of C$2 billion at a base case of US$1,800 gold and US$23 silver

•	Industry-leading after-tax internal rate of return (“IRR”) of 43% and an after-tax payback of 1.2 years on pre-production capital expenditures (“CAPEX”)

•	Life of mine (“LOM”) all-in sustaining cost (“AISC”) of US$687/oz gold equivalent (“AuEq”) sold

•	Proven and Probable Mineral Reserves for open-pit mining of 39.8 million tonnes (“Mt”) containing 3.3 million ounces (“Moz”) gold and 88.0 Moz silver (4.6 Moz AuEq)

•	Years 1-5: Average annual production of 450,000 oz at 5.5 g/t AuEq and average annual after-tax free cashflow of C$467 million

•	Years 1-10: Average annual production of 366,000 oz at 4.1 g/t AuEq and average annual after-tax free cashflow of C$361 million

•	Estimated pre-production CAPEX of C$713 million, yielding a compelling after-tax NPV:CAPEX ratio of 2.8:1

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the Eskay Creek and Snip Projects, two past-producing mines located in Tahltan Territory in the Golden Triangle of Northwest British Columbia, Canada. The Company released a Definitive Feasibility Study for Eskay Creek in November 2023 which highlights an after-tax NPV5% of C$2B, 43% IRR, and a 1.2-year payback at US$1,800/oz Au and US$23/oz Ag.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Randy Reichert, MSc (Eng), P.Eng., President & CEO and acting COO, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “progressing towards”, “in search of”, “targets”, “is projected”, “plans to”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “often”, “likely”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Report, mineral processing, processing capacity of the mine, anticipated mine life, based on Proven and Probable Mineral Reserves, potential increases in Mineral Reserves and mine life, concentrate sales, estimated project capital and operating costs, potential reductions in process plant capital and operating costs, sustaining capital costs, net present value, internal rate of return, payback period, results of test work and studies, planned environmental assessments, permit amendments and applications, GHG emissions, water treatment, the transportation of concentrates, the future price of metals, metal concentrates, and exchange rate forecasts, future exploration and development, the evaluation of mineralization, geotechnical and hydrogeological conditions and design parameters, the timing and completion of an initial engineering study on Snip. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of Mineral Resources and Mineral Reserves, the realization of Mineral Resource and Mineral reserve estimates, metal prices, exchange rates, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory and shareholder approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 22, 2023. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold, silver and other key variables; changes in mine plans, significant legal developments adversely impacting shareholder rights plan generally and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; political developments; social unrest; environmental risks and unanticipated reclamation expenses; technological developments; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, the AIF dated March 22, 2023, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.